

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 27, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

> **Re:** **American Dairy, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 17, 2007**
> **File No. 333-128075**
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 1-32473**
> **Filed April 2, 2007**

Dear Mr. Leng:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note your disclosure on page F-20 in Note 13 to your audited financial statements for the year ended December 31, 2006 that you are in violation of certain loan covenants which require insurance, and as a result you are considered to be in default on all of your long term debt ($16,936,654 at Dec. 31, 2006), which is due upon demand.   Please provide a risk factor that discloses the existing risk and the risk to your ability to obtain future financing given that you self insure. In addition, add appropriate disclosure to your MD&A, including the liquidity section, that discusses the defaults and addresses how you would meet any demands for payment prior to maturity of the debt.   Please state whether any lenders have made any demands upon you for payment and summarize any discussions you have had with your lenders in regard to your default.

2.   We note disclosure in the Form 8-K filed November 3, 2006 relating to the $18.2 million financing of convertible notes. Specifically, we note your statement that you must file a registration statement on Form S-1 within three months of the closing date of the issuance, registering all of the shares issuable upon conversion of the notes and warrants (plus any additional amount of shares which result from an anti-dilution adjustment). We also note your disclosure that in the event that you fail to meet your registration obligations to the investors or if the SEC does not declare any registration statement filed pursuant to the registration rights agreement effective within 120 days of the filing thereof, you are subject to cash penalties of 2% of the then outstanding principal on the notes for each month of such delinquency. Please provide updated disclosure regarding the status of your obligation with respect to this transaction. Disclose, if applicable the amount of penalties accrued to date. Please also file the material agreements relating to this financing. Finally, if the securities issuable pursuant to this transaction have been included in this registration statement, please include appropriate disclosure to this effect in the "Selling Stockholders" section.

3.   When responding to comments, please provide the page number of the registration statement that contains your response.   In addition please redline all changes made in your next amendment to the disclosure in amendment No. 6. For example, we note that you did not redline changes made to page 32, the exhibit table, or the undertakings section. Please also file another redlined version of amendment No. 6 that shows all changes made from amendment no. 5.

4.   We note your response to our prior comment 2 on page 32. Please identify the
        investor and the expected amount of financing. Please file the term sheet as an
        exhibit.

Prospectus Summary

5.   We note that you do not have any operations in the U.S.   Please tell us why you
        chose the name "American Dairy." In addition, please add a statement to the end
        of the second paragraph that explicitly states that you have no operations in the
        U.S.

6.   Please remove the first sentence of the fifth paragraph in regard to the population
        of China.

7.   We note that the Wall Street Journal Article you cite is dated February 28, 2003.
        In addition, please provide more recent support for your statements that the
        Chinese government is encouraging and promoting the use of milk products or
        else remove this language.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years Ended December 31, 2006 and 2005, page 25

8.   We note that sales of the nucleotides series of products increased by 12% from
        2006 over 2005 and by 10% from 2005 over 2004. We also note that sales of rice
        cereal dropped by 7% from 2005 to 2006, and that 2005 was the first year you
        sold rice cereal.   Please explain the reasons for the changes in sales and your
        expectation for the mix of product sales in the future. In that regard we refer you
        to Item 303(a)(3)(ii) and (iii) of Regulation S-K

9.   Please break out and explain what products comprise the "other' category, which
        makes up 15% of your sales.

Liquidity, page 32

10.   We note that your $2 million loan with the China Construction Bank matured on
        February 28, 2007. Please state whether you have paid the loan, and if so, the
        source of funding. We also note that your other loans with the bank mature in
        July 2007. Please address how you will fund the amounts due upon maturity and
        how this will affect future liquidity.

Executive Compensation, page 49

Summary Compensation Table, page 49

11.   Please provide a footnote to the stock awards column disclosing all assumptions
        made in the valuation of each of the awards as required by the Instruction to Item
        402(c)(2)(v) and (vi) of Regulation S-K.

12.   We note your response to prior comment 17 and reissue it in part. Please provide
        a narrative discussion that follows this table of any material facts necessary to an
        understanding of the information disclosed in the table. As an example only, in
        regard to the Stock Awards noted in the table, please provide a general description
        of the formula or criteria applied in determining the amounts payable and provide
        the vesting schedule, or state that there is none. State whether there are any
        performance based conditions or any other material conditions applicable to the
        award. Please refer to Item 402(e)(1) of regulation S-K.

Compensation Discussion and Analysis, page 49

13.   We note your response to prior comment 19 and reissue it in part. Specifically,
        expand your disclosure to address and clarify the following:

        •   In regard to the stock awards for past years, explain how the amount of each
            stock award was determined, including an discussion of why the stock awards
            for each named executive officer were the same for 2006;

        •   Discuss the basis upon which the average base salary increase for each year
            was determined;

        •   Identify the peer group to which you have compared your policies. We note
            that you state that "…we continually evaluate and compare our compensation
            to other companies of similar size and scale of operations;"

        •   State when you expect to hire a compensation consultant and when you expect
            to have completed the reexamination of your compensation program.

14.   We note your statement that you plan to pay each of your Chief Executive Officer and Chief Financial Officer $200,000 for services rendered in 2007. Please separately explain the bases upon which the salary increase was determined to be appropriate for each officer. We note your statements that you determine executive salaries based on job responsibilities and individual experience and also benchmark the amounts paid against similar companies and industries. Identify the similar companies and industries you used as a benchmark for each officer.

15.   In regard to your statement that you will determine incentive compensation after consultation with a compensation consultant, we remind you of your need to disclose any new compensatory plan or grant or award thereunder under Item 5.02 of Form 8-K.

16.   We note your response to our prior comment 22 in regard to the tables required by Item 402(d) and (f) of Regulation S-K and that the stock awards have no vesting restrictions. It appears that the number of shares of stock granted is required by column (i) of the table required by Item 402(d). Please advise

Board Compensation, page 50

17.   We note your response to our prior comment 22 in regard to director's compensation and reissue it in part. Please provide in a footnote to the table the information required by Instruction to Item 402(k)(2)(iii) and (iv) of regulation S-K, including the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end.

18.   Please provide the narrative to the director compensation table as required by Item 402(k)(3) of Regulation S-K.

19.   We note your disclosure on page F-22 that in 2006 you issued 103,370 shares of restricted common stock valued at $1,262,625 for bonuses to directors and to others for consulting services. Please revise the table required by Item 402(k) to disclose these issuances.

Undertakings, page II-10

20.   We note your response to our prior comment 23, and reissue it. Please revise your undertakings to provide the language required by Item 512 of Regulation S-K.

Form 10-K for fiscal year ended December 31, 2006

General

21.   Please amend your Form 10-K to make all changes necessary to correspond to your changes to the S-1.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Compensation Plan, page 17

22.   It appears that disclosure regarding stock option and warrant awards made under the 2003 Incentive Plan was not included. Please revise the document to include this information.

14. Minority Interest, page F-21

23.   We note your statement that "In 2006, the effect of increasing the registered capital funded was to dilute the equity holding of the minority interest from 40% to 3%." Please tell us and expand your disclosure to explain what you mean by this statement and how you accounted for the dilution of the minority interest.

24.   We note from your disclosure that you acquired all of the minority interest during 2006 with a payment to the minority interest holders and that the amount in excess of the carrying value of the minority interest acquired resulted in goodwill of $1,460,695. As noted in paragraph 14 of FAS 141, the "acquisition of some or all of the noncontrolling interests in a subsidiary – whether acquired by the parent, the subsidiary itself, or another affiliate – shall be accounted for using the purchase method." As such, please describe to us how you accounted for this transaction and explain why it is appropriate to report goodwill.

Closing Comments

        Please amend your Form 10-K and respond to our comments with 10 business days, or tell us when you will provide a response. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Rinde, Esq. (by facsimile)
        J. Goeken
        J. Davis
        D. Levy